Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
November 21, 2025
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Douglas Elliman Inc.
Registration Statement on Form S-3 (File No. 333-281561)
Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3 (File No. 333-281561) initially submitted to the Securities and Exchange Commission (the “Commission”) by Douglas Elliman Inc. (the “Company”) on August 15, 2024, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.
The Company is requesting withdrawal of the Registration Statement because the securities registered for re-sale under the Registration Statement are no longer outstanding or issuable. The Registration Statement registered 40,854,085 shares of the Company’s common stock, issuable upon conversion of its 7% senior secured convertible notes due 2029 (the “Notes”). On October 24, 2025, the Company repaid and redeemed all of the Notes such that no securities issuable thereunder remain outstanding or issuable. No securities were sold or will be sold pursuant to the Registration Statement.
Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137 Attn: General Counsel, and to the Company’s legal counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, Attn: Alan J. Fishman.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Alan J. Fishman of Sullivan & Cromwell LLP at (212) 558-4000.

Sincerely, Douglas Elliman Inc.

By:_/s/ J. Bryant Kirkland III Name: J. Bryant Kirkland III
Title: Executive Vice President, Treasurer and Chief Financial Officer

cc:	Alan J. Fishman, Sullivan & Cromwell LLP